FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

25 February 2009

ABBEY AND ALLIANCE & LEICESTER MANAGEMENT CHANGES

Abbey National plc (“Abbey”) and Alliance & Leicester plc (“A&L”) has announced that Nathan Bostock, Executive Director, will be leaving the company.

Nathan is presently Chief Financial Officer with Executive responsibility for Products & Marketing, Human Resources, Cards and Insurance. He will remain with the business until 1 June 2009 in order to ensure a smooth handover.

António Horta-Osório, Chief Executive, said: “I would like to thank Nathan for his significant contribution at Abbey. He has played an important role in the successful turnaround and transformation of the bank under Santander’s ownership. We wish him well for the future.”

A further statement will be made in due course regarding the allocation of Nathan’s Executive responsibilities.

- Ends -

For further details, please contact:

Matthew Young, Communications Director: Tel: 0207 756 4232
Anthony Frost, Head of Corporate Comms: Tel: 0207 756 5536

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 25 February 2009	By / s / Scott Linsley (Authorised Signatory)